28 September 2018	Paul Boltz Partner Direct: +852 2214 3723 Fax: +852 2214 3710 PBoltz@gibsondunn.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William H. Thompson / Ta Tanisha Meadows

Re:	NetEase, Inc.
Form 20-F for Fiscal Year Ended December 31, 2017
Filed April 20, 2018
File No. 0-30666 (the “2017 Form 20-F”)

Dear Ladies and Gentlemen:

On behalf of NetEase, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated September 19, 2018 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s 2017 Form 20-F.  The text of each of the Staff’s comments is set forth in italics below, followed by the Company’s response.

Note 2. Principal Accounting Policies

(l) Intangible Assets, page F-16

1.                                      Please tell us what consideration you gave to providing the disclosures required by ASC 350-30-50-1, ASC 350-30-50-2 and ASC 350-30-50-4.

The Company respectfully advises the Staff that the total balances of intangible assets, including land use right, license right and technology, as of December 31, 2016 and 2017 were approximately RMB842,954,000 and RMB1,413,641,000, representing approximately 1.5% and 2.0% of the Company’s consolidated total assets as of December 31, 2016 and 2017, respectively.  Additionally, the aggregate amortization expenses accounted for less than 2.0% of the Company’s consolidated income before tax for each of the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2016 and 2017, all of the Company’s intangible assets were subject to amortization, and the Company did not have any acquired research and development assets. The Company’s total gross carrying amount of intangible assets acquired through business combination during the years 2015, 2016 and 2017 was minimal. With respect to intangible assets subject to amortization, the Company disclosed certain information specified by ASC 350-30-50-1, ASC 350-30-50-2 and ASC 350-30-50-4 in the 2017 Form 20-F, including:

•                                          the gross carrying amount and accumulated amortization of land use right as well as related amortization expenses in Note 8 on page F-23; and

•                                          the net carrying amount assigned to copyrights, licenses and domain names in Note 10 on page F-25.

Given that the total balances of intangible assets as of December 31, 2016 and 2017 and the aggregate amortization expenses for the years ended December 31, 2015, 2016 and 2017 were not material to the Company’s consolidated financial statements, the Company concluded that disclosure of all the information specified by ASC 350-30-50-1, ASC 350-30-50-2 and ASC 350-30-50-4 was not necessary.

In response to the Staff’s comment, the Company confirms that it will include such disclosures in future filings if such balances or amortization expenses become material to the Company’s consolidated financial statements.

Note 21. Commitments and Contingencies

(b) Litigation, page F-32

2.                                      Please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

The Company notes the Staff’s comment and, for the reasons stated below, it determined at the time of the filing of the 2017 Form 20-F that an estimate of the possible loss or range of loss could not be made with respect to the litigation identified in Note 21 of the 2017 Form 20-F (the “PUBG matter”). The Company advises the Staff that it will revise the disclosure in the Litigation note of its future filings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Pursuant to ASC 450-20-50-3 and 450-20-50-4, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of the accrued amounts. Following this guidance, the Company regularly evaluates the status of the legal proceedings in which it is involved to determine whether accruals are appropriate under ASC 450-20-25-2 and whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4.  As part of its evaluation, the Company analyzes each potentially material contingent liability on a case-by-case basis, taking into account, as appropriate, the nature of the litigation, claim or assessment, the procedural status of the matter, any recent rulings or determinations by courts or other governmental authorities, advice of experts and counsel, any settlement discussions and other developments that may impact the analysis, and with respect to unasserted claims and assessments, the Company’s assessment of the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome. The Company also evaluates new developments and information regularly and re-evaluates its loss contingency disclosures to ensure that they reflect the current information known to the Company.  For each of the Company’s contingent-related matters, the Company determines whether a loss is both probable and reasonably estimable. If both conditions are met, then the amount of the loss that is deemed probable is accrued as a liability. The Company acknowledges that ASC 450-20-50-4(b) may require disclosure of an estimate or range of “reasonably possible” loss over and above any accrued amount.

In the Company’s experience, legal proceedings, investigations and other such matters are inherently unpredictable, and various factors can exacerbate this inherent unpredictability.  Variables which may affect the outcome of, and potential loss from, a particular proceeding or investigation include, among other things, (i) the damages sought, (ii) whether the plaintiffs and defendants operate in different jurisdictions and whether the court in which the action is pursued has valid jurisdiction to hear the action, (iii) the facts on which the contingency is based, (iv) the stage of the proceeding or investigation, including the amount of discovery conducted and the evidence available, (v) the available defences and counterclaims, and (vi) the likelihood of settlement.

With respect to the PUBG matter identified in Note 21 of the 2017 Form 20-F, the Company was unable to estimate a loss or range of loss at the time of the filing of the 2017 Form 20-F due to a number of factors which required judgments about uncertain future events.  These factors included, among others, (i) the plaintiffs in the PUBG matter were seeking compensatory and statutory damages in an unspecified amount, as well as an injunction requiring the Company to remove each version of the games subject to the claims and as-yet unidentified “similarly infringing games” from distribution, (ii) the proceeding was in an early stage, and (iii) the matter was based upon a wide variety of federal and state statutes as well state common law and varying theories of liability.  Accordingly, there was considerable uncertainty regarding the timing or outcome of the PUBG matter, including if there would be any possible loss, penalty or adverse business impact and the extent thereof.  As a result, at the time of the filing of the 2017 Form 20-F, the Company determined that it could not estimate reasonably possible losses in excess of amounts accrued, if any, or a range of loss in connection with the PUBG matter.  In response to the Staff’s comment, the Company will include the relevant statement in its future filings as noted above.

Note 22. Dividends, page F-32

3.                                      Please explain to us why the amounts of dividends declared and paid during 2016 and 2017 disclosed in the first paragraph differ from the amounts disclosed in the consolidated statements of cash flows and of shareholders’ equity.

The Company respectfully advises the Staff that, pursuant to the Company’s quarterly dividend policy, the Company typically declares and makes dividend payments in each quarter of the dividends from the net income of the immediately preceding quarter. The amounts of dividends disclosed in the 2016 and 2017 consolidated statements of cash flows and of shareholders’ equity were the amounts declared and paid during 2016 and 2017, respectively, which related to the net profits earned from the fourth quarters of 2015 and 2016 to the third quarters of 2016 and 2017, respectively. The amounts disclosed in Note 22 on page F-32 were dividends declared and related to the net profits earned in the fiscal years 2016 and 2017, while payments for such dividends were made in the second quarter of 2016 to the first quarter of 2017 and the second quarter of 2017 to the first quarter of 2018, respectively.  In light of the Staff’s comment, the Company proposes to revise the referenced disclosure in the Dividend note in its future filings in the following manner:

“The cash dividend declared and ~~paid with respect to~~ related to the net profits of fiscal year 2016 and fiscal year 2017 was RMB2,910.5 million and RMB2,656.0 million (US$408.2 million) in total, respectively.”

***

If you have any additional questions or comments regarding the 2017 Form 20-F, please call me at 011-852-2214-3723 or email me at pboltz@gibsondunn.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
Gibson, Dunn & Crutcher

cc:	Charles Yang, Chief Financial Officer of NetEase, Inc.
Vincent Cheuk/Aileen Mo, PricewaterhouseCoopers Zhong Tian LLP